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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 15)



                             VendingData Corporation
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92261Q 20 2
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


           Stacie L. Brown, 6830 Spencer Street, Las Vegas, NV 89119,
                             Telephone 702-733-7195
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                September 9, 2003
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             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240-13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO.      92261Q 20 2                         PAGE   2    OF    4   PAGES
            -----------------                           ------     -----

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    James E. Crabbe; James E. Crabbe Revocable Trust
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

                    Not Applicable
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Nevada
--------- ----------------------------------------------------------------------
----------------------- ------- ------------------------------------------------
      NUMBER OF           7     SOLE VOTING POWER

        SHARES                        7,942,720 shares
     BENEFICIALLY       ------- ------------------------------------------------
       OWNED BY           8     SHARED VOTING POWER
         EACH
      REPORTING                       0 shares
        PERSON          ------- ------------------------------------------------
         WITH             9     SOLE DISPOSITIVE POWER

                                      6,970,270 shares
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                      0 shares
                        ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    7,942,720 shares
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              (See Instructions)

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    78.66%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

                    IN; OO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D

CUSIP NO.      92261Q 20 2                         PAGE   3    OF    4   PAGES
            -----------------                           ------     -----


         This Amendment No. 15 to Schedule 13D (this "Amendment") amends the
Schedule 13D dated June 7, 1999, the Amendment No. 1 dated August 25, 1999, the Amendment No. 2 dated May 30, 2000, the Amendment No. 3 dated July 14, 2000, the Amendment No. 4 dated September 29, 2000, the Amendment No. 5 dated October 9, 2000, the Amendment No. 6 dated January 1, 2001, the Amendment No. 7 dated February 1, 2001, the Amendment No. 8 dated August 13, 2001, the Amendment No. 9 dated October 5, 2001, the Amendment No. 10 dated January 1, 2002, the Amendment No. 11 dated August 26, 2002, the Amendment No. 12 dated December 31, 2002, the Amendment No. 13 dated June 18, 2003, and the Amendment No. 14 dated August 26, 2003 (together, the "Schedule 13D") with respect to the beneficial ownership by the James E. Crabbe Revocable Trust (the "Trust") and James E. Crabbe, an individual and trustee of the Trust, of the common stock, $.001 par value ("Common Stock"), of VendingData Corporation, a Nevada Corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              See response to Item 4, "Purpose of Transaction."

ITEM 4.  PURPOSE OF TRANSACTION

         The filing of this Amendment No. 15 to Schedule 13D is to report the Company's grant to Mr. Crabbe of 50,000 options to purchase shares of Common Stock at an exercise price of $2.50 per share (the "Grant"). The Grant was effective September 9, 2003, and was made pursuant to the Company's 1999 Directors' Stock Option Plan in consideration of Mr. Crabbe's services as a member of the Company's Board of Directors.


ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

              a-b.    AGGREGATE BENEFICIAL OWNERSHIP.

                                               PRESENTLY OWNED      PERCENTAGE
                                            ------------------------------------
             Sole Voting Power                   7,942,720            78.66%
             Shared Voting Power                         0             0.00%
             Sole Dispositive Power              6,970,270            69.03%
             Shared Dispositive Power                    0             0.00%
                                            ------------------------------------
             Total Beneficial Ownership          7,942,720            78.66%

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                                  SCHEDULE 13D

CUSIP NO.      92261Q 20 2                         PAGE   4    OF    4   PAGES
            -----------------                           ------     -----


              The sole voting power of Mr. Crabbe consists of 19,424 shares of the Company's common stock held by the Richard S. Huson GST Exempt Trust U/T/A dated 9/4/98 (for which the voting power was transferred to Mr. Crabbe pursuant to the Durable Power of Attorney dated November 12, 1999), 309,068 shares held by the Richard S. Huson Marital Trust U/T/A dated 9/4/98 (for which the voting power was transferred to Mr. Crabbe pursuant to the Durable Power of Attorney dated October 9, 2000), 643,958 shares held by Yvonne M. Huson, individually (for which the voting power is held by Mr. Crabbe pursuant to the Durable Power of Attorney dated October 9, 2000) and 6,970,270 shares over which Mr. Crabbe possesses the sole dispositive power.

              The sole dispositive power of Mr. Crabbe consists of 4,574,066 shares of the Company's common stock issued directly to Mr. Crabbe, 2,345,604 shares issuable to the Trust upon the conversion of certain convertible notes and 50,600 shares issuable to Mr. Crabbe upon exercise of options granted pursuant to the Company's 1999 Directors' Stock Option Plan.

              The percentages reflect the percentage share ownership with respect to 7,700,826 shares, the number of shares of the Company's common stock outstanding as of September 9, 2003.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

              Not applicable.

                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    JAMES E. CRABBE,
                                             an individual


Dated:   September 10, 2003         By:    /s/Stacie L. Brown
                                           -------------------------------------
                                           Stacie L. Brown, Attorney-in-Fact for
                                           James E. Crabbe, an individual

                                    JAMES E. CRABBE REVOCABLE TRUST


Dated:   September 10, 2003         By:    /s/Stacie L. Brown
                                           -------------------------------------
                                           Stacie L. Brown, Attorney-in-Fact for
                                           James E. Crabbe, Trustee for the
                                           James E. Crabbe Revocable Trust